As confidentially submitted to the Securities and Exchange Commission on August 28, 2017.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Nightstar Therapeutics Limited1

(Exact name of registrant as specified in its charter)

England and Wales	2836	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

215 Euston Road

London NW1 2BE

United Kingdom

Tel: +44 20 7611 2077

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

10 East 40th Street 10th Floor

New York, New York 10016

+1 212 947 7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Divakar Gupta Marc A. Recht Brian F. Leaf Courtney T. Thorne Cooley LLP 1114 Avenue of the Americas New York, New York 10036 +1 212 479 6000	Ed Lukins Stephen Rosen Cooley (UK) LLP Dashwood 69 Old Broad Street London EC2M 1QS United Kingdom +44 20 7785 9355	Simon Amies James Gubbins Covington & Burling LLP 265 Strand London WC2R 1BH United Kingdom +44 20 7067 2000	Eric W. Blanchard Brian K. Rosenzweig Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 +1 212 841 1000

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act.

Emerging growth company  ☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☑

†	The term “new or revised financial accounting standards” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)	AMOUNT OF REGISTRATION FEE (2)
Ordinary shares, nominal value £0.01 per share (3)(4)	$	$
(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional ordinary shares represented by American Depositary Shares, or ADSs, that the underwriters have the option to purchase.
(2)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.
(3)	These ordinary shares are represented by ADSs, each of which represents ordinary shares of the registrant.
(4)	ADSs issuable upon deposit of the ordinary shares registered hereby are being registered pursuant to a separate registration statement on Form F-6 (File No. 333- ).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), shall determine.

1.	We intend to alter the legal status of our company under English law from a private limited company by re-registering as a public limited company and changing our name from Nightstar Therapeutics Limited to Nightstar Therapeutics plc prior to the completion of this offering.

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement on Form F-1 (“Draft Registration Statement”) is being submitted confidentially solely for the purpose of submitting certain exhibits indicated in Part II of this Amendment No. 2 and updating Item 8 of the Draft Registration Statement and the Exhibit Index accordingly. This Amendment No. 2 does not modify any provision of the prospectus that forms a part of the Draft Registration Statement and accordingly, such prospectus has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Subject to the U.K. Companies Act 2006, members of the registrant’s board of directors and its officers (excluding auditors) have the benefit of the following indemnification provisions in the registrant’s Articles of Association:

Current and former members of the registrant’s board of directors or officers shall be reimbursed for:

(i)	all costs, charges, losses, expenses and liabilities sustained or incurred in relation to his or her actual or purported execution of his or her duties in relation to the registrant, including any liability incurred in defending any criminal or civil proceedings; and

(ii)	expenses incurred or to be incurred in defending any criminal or civil proceedings, in an investigation by a regulatory authority or against a proposed action to be taken by a regulatory authority, or in connection with any application for relief under the statutes of the United Kingdom and any other statutes that concern and affect the registrant as a company, or collectively the Statutes, arising in relation to the registrant or an associated company, by virtue of the actual or purposed execution of the duties of his or her office or the exercise of his or her powers.

In the case of current or former members of the registrant’s board of directors, there shall be no entitlement to reimbursement as referred to above for (i) any liability incurred to the registrant or any associated company,(ii) the payment of a fine imposed in any criminal proceeding or a penalty imposed by a regulatory authority for non-compliance with any requirement of a regulatory nature, (iii) the defense of any criminal proceeding if the member of the registrant’s board of directors is convicted, (iv) the defense of any civil proceeding brought by the registrant or an associated company in which judgment is given against the director, and (v) any application for relief under the statutes of the United Kingdom and any other statutes that concern and affect the registrant as a company in which the court refuses to grant relief to the director.

In addition, members of the registrant’s board of directors and its officers who have received payment from the registrant under these indemnification provisions must repay the amount they received in accordance with the Statutes or in any other circumstances that the registrant may prescribe or where the registrant has reserved the right to require repayment.

The underwriting agreement the registrant will enter into in connection with the offering of ADSs being registered hereby provides that the underwriters will indemnify, under certain conditions, the registrant’s board of directors and its officers against certain liabilities arising in connection with this offering.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding share capital issued by us since January 1, 2014. None of the below described transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Some of the transactions described below involved directors, officers and 5% shareholders and are more fully described under the section titled “Related Party Transactions.”

1.	In May 2014, NightstaRx Limited issued an aggregate of 6,000,000 Class A ordinary shares to one investor at a price per share of $1.68, for aggregate proceeds of $10.1 million.

2.	In December 2014, NightstaRx Limited issued an aggregate of:

a.	20,790 Class B ordinary shares to three employees at the nominal value of £0.00001 per share;

b.	26,235 Class D ordinary shares to three employees at the nominal value of £0.00001 per share; and

c.	29,411 Class B ordinary shares, 252,142 Class C ordinary shares and 367,281 Class D ordinary shares to our Chief Executive Officer, in each case at the nominal value of £0.00001 per share.

3.	In March 2015, NightstaRx Limited issued an aggregate of:

a.	29,105 Class C ordinary shares to one employee at the nominal value of £0.00001 per share; and

b.	353,419 Class D ordinary shares to four employees at the nominal value of £0.00001 per share, including 2,363 Class D ordinary shares to our co-founder and a member of our board of directors.

4.	In June 2015, NightstaRx Limited issued an aggregate of 1,000,000 Class A ordinary shares to two investors at a price per share of $1.57, for aggregate subscription proceeds of $1.6 million.

5.	In November 2015, NightstaRx Limited issued an aggregate of 5,225,139 Class A ordinary shares to four investors and one employee at an average price per share of $2.40, for aggregate proceeds of $12.5 million, including 37,500 Class A ordinary shares issued to our Chief Executive Officer.

6.	In February 2016, NightstaRx Limited issued 100 Class E1 ordinary shares to our Chief Executive Officer at the nominal value of £0.00001 per share.

7.	In July 2016, NightstaRx Limited issued (i) 459,420 Class E1 ordinary shares to 15 employees at the nominal value of £0.00001 per share, including 180,000 shares to our Chief Executive Officer and 95,397 shares to a member of our board of directors; (ii) 286,000 Class E2 ordinary shares to 13 employees at the nominal value of £0.00001 per share, including 180,000 shares to our Chief Executive Officer; (iii) 180,000 Class E3 ordinary shares to our Chief Executive Officer at the nominal value of £0.00001 per share; and (iv) 180,000 Class E4 ordinary shares to our Chief Executive Officer at the nominal value of £0.00001 per share.

8.	In September 2016, NightstaRx Limited issued 6,605,103 Class A ordinary shares to three investors and one employee at an average price per share of $1.71, for aggregate proceeds of $11.3 million, including 26,854 Class A ordinary shares issued to our Chief Executive Officer.

9.	In September 2016, NightstaRx Limited issued 20,000 Class E1 ordinary shares to an employee at the nominal value of £0.00001 per share.

10.	In October 2016, NightstaRx Limited issued (i) 113,500 Class E1 ordinary shares to two employees at the nominal value of £0.00001 per share, including 108,500 shares to our Chief Scientific Officer; and (ii) 108,500 Class E2 ordinary shares, 108,500 Class E3 ordinary shares and 108,500 Class E4 ordinary shares, in each case at the nominal value of £0.00001 per share, to our Chief Scientific Officer.

11.	In November 2016, NightstaRx Limited issued 86,000 Class E1 ordinary shares to a member of our board of directors at the nominal value of £0.00001 per share.

12.	In March 2017, NightstaRx Limited issued 25,500 Class E1 ordinary shares to three employees at the nominal value of £0.00001 per share.

13.	In April 2017, NightstaRx Limited issued (i) 277,000 Class E1 ordinary shares to three employees at the nominal value of £0.00001 per share, including 87,000 Class E1 ordinary shares to our Chief Financial Officer and 173,000 Class E1 ordinary shares to a member of our board of directors; and (ii) 87,000 Class E2 ordinary shares, 87,000 Class E3 ordinary shares and 87,000 Class E4 ordinary shares to our Chief Financial Officer, in each case at the nominal value of £0.00001 per share.

14.	In May 2017, NightstaRx Limited issued 89,000 Class E3 ordinary shares to 14 employees at the nominal value of £0.00001 per share.

15.	In June 2017, NightstaRx Limited issued an aggregate of 19,274,151 Class A ordinary shares to a total of nine investors and one employee at an average price per share of $3.31, for aggregate proceeds of $63.8 million, including 85,646 Class A ordinary shares issued to our Chief Executive Officer.

16.	In July 2017, NightstaRx Limited issued 165,000 Class F ordinary shares to two employees at the nominal value of £0.00001 per share.

17.	In August 2017, NightstaRx Limited issued 1,689,780 Class F ordinary shares, consisting of (i) 1,414,787 Class F ordinary shares to five employees at the nominal value of £0.00001 per share, including 607,541 Class F ordinary shares to our Chief Executive Officer, 597,000 Class F ordinary shares to our Chief Development Officer, 99,994 Class F ordinary shares to our Chief Scientific Officer and 95,598 Class F ordinary shares to our Chief Financial Officer; and (ii) 274,993 Class F ordinary shares to three members of our board of directors at the nominal value of £0.00001 per share.

The offers, sales and issuances of the securities described above were exempt from registration either (i) under Section 4(a)(2) of the Securities Act in that the transactions did not involve any public offering, (ii) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation or (iii) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Item 8. Exhibits and Financial Statement Schedules

Exhibits

The exhibits to the registration statement are listed in the exhibit index attached hereto and are incorporated by reference herein.

Financial Statement Schedules

None. All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements and notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, United Kingdom, on                     , 2017.

NIGHTSTAR THERAPEUTICS LIMITED

By:
David Fellows
Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David Fellows and Senthil Sundaram, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

David Fellows	Chief Executive Officer and Director (Principal Executive Officer)	, 2017

Senthil Sundaram	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2017

Chris Hollowood	Chairman of the Board of Directors	, 2017

David C. Lubner	Director	, 2017

Robert MacLaren	Director	, 2017

James McArthur	Director	, 2017

David M. Mott	Director	, 2017

Scott M. Whitcup	Director	, 2017

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Nightstar Therapeutics Limited has signed this registration statement or amendment thereto on                     , 2017.

By:
Name:
Title:

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

1.1*	Form of Underwriting Agreement.

3.1*	Form of Articles of Association of Nightstar Therapeutics plc.

4.1*	Form of Deposit Agreement.

4.2*	Form of American Depositary Receipt (included in exhibit 4.1).

5.1*	Opinion of Cooley (UK) LLP.

10.1*	Subscription and Shareholders’ Agreement by and between the registrant and the shareholders named therein.

10.2*#	2017 Equity Incentive Plan.

10.3†	License of Technology by and between the registrant and Oxford University Innovation Limited (formerly Isis Innovation Limited), dated as of November 13, 2013, as amended, effective as of October 15, 2014.

10.4†	License of Technology by and between the registrant and Oxford University Innovation Limited (formerly Isis Innovation Limited), dated November 5, 2015.

10.5†	Non-Exclusive Patent License Agreement by and between Oxford BioMedica (UK) Limited and the registrant, dated as of December 5, 2013.

10.6*#	Employment Agreement by and between Nightstar, Inc. and David Fellows, dated as of February 1, 2017.

10.7*#	Form of Director Service Agreement, between the registrant and its non-executive directors, to be in effect upon the completion of this offering.

10.8*#	Form of Deed of Indemnity between the registrant and each of its executive officers.

10.9*#	Form of Deed of Indemnity between the registrant and each of its non-executive directors.

16.1*	Letter from Grant Thornton UK LLP to the U.S. Securities and Exchange Commission.

21.1*	Subsidiaries of the registrant.

23.1*	Consent of independent registered public accounting firm.

23.2*	Consent of Cooley (UK) LLP (included in exhibit 5.1).

24.1*	Power of Attorney (included on signature page to this registration statement).

†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and have been filed separately with the U.S. Securities and Exchange Commission.
*	To be filed by amendment.
#	Indicates a management contract or any compensatory plan, contract or arrangement.